

06006758

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/28/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

MAR 0 1 2006

SEC FILE NUMBER
8- 45078

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/05___ AND ENDING___12/31/05___

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Capital Select Investments Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

28 S. Court Street

(No. and Street)

Sullivan   Indiana   47882

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey L. Weber   (812) 268-3777

                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bray & Associates CPA's, LLC

(Name – *if individual, state last, first, middle name*)

P.O. Box 5   Greencastle,   Indiana   46135

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUN 12 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, _____Jeffrey Weber_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Capital Select Investment Corp._____ , as

of ___December 31,_____ , 20_05___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public   10-28-2006

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CAPITAL SELECT INVESTMENTS CORP.
FINANCIAL STATEMENTS

DECEMBER 31, 2005

CAPITAL SELECT INVESTMENTS CORP.
Sullivan, Indiana
TABLE OF CONTENTS

Bray & Associates CPA's, LLC
CERTIFIED PUBLIC ACCOUNTANTS

P.O. BOX 5
GREENCASTLE, IN 46135
(765) 653-8448
FAX (765) 653-3559

A. DAVID BRAY, C.P.A.
EDWARD H. HAMMOND

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDIANA CERTIFIED PUBLIC
ACCOUNTANTS SOCIETY

Report of Independent Auditor's

Board of Directors
Capital Select Investments Corp.
28 S. Court Street
Sullivan, Indiana 47882

We have audited the accompanying statement of financial condition of Capital Select Investments Corp. (a Indiana Corporation) as of December 31, 2005 and the related statement of operations, changes in shareholder's equity and cash flows for the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Select Investments Corp. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 8 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bray & Associates CPA's

Bray & Associates CPA's, LLC
February 14, 2006

Page 1

Capital Select Investments Corp.
Statement of Financial Condition
December 31, 2005

Dollars

ASSETS

Cash and due from banks	$ 24,699	
Deposit with clearing broker	15,000	
Commissions receivable	175,485	
Intangible assets (Net Amortization)	14,374	
Total Assets		$ 229,558

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 93,214	
Payroll Taxes Payable	2,826	
Total Liabilities		$ 96,040

Shareholders' Equity

Common Stock no par value; 1000 shares authorized; and outstanding	$ 2,076,998	
Additional paid in capital	458,951	
Accumulated deficit	(2,402,431)	
Total Stockholders' Equity		133,518
Total Liabilities and Stockholders' Equity		$ 229,558

See Accompanying Notes and Accountant's Report

Capital Select Investments Corp.
Statement of Operations
For the Year Ended December 31, 2005

		Dollars
Revenues:		
Commission & fees	$ 648,140	
Interest	3,185	
Total Revenues		$ 651,325
Expenses:		
Compensation and related expenses	$ 381,119	
Clearing fees and exchange charges	4,944	
Professional fees	6,992	
Communications	2,529	
Intangible amortization	3,998	
General and administration	239,116	
Total Expenses		638,698
Net Income Before Income Taxes		12,627
Income Taxes (Note 4)		0
Net Income		$ 12,627

See Accompanying Notes and Accountant's Report

Capital Select Investments Corp.
Statement of Cash Flows
For the Year Ended December 31, 2005

		Dollars
Cash Flows from Operating Activities:		
Net Income	$	12,627
Adjustments to reconcile net income to net cash from by operating activities:		
Intangible amortization		3,998
Increase in Commission Receivable		(62,651)
Decrease in Income Tax Receivables		745
Increase in Accounts Payable		27,852
Decrease in Payroll Taxes Payable		(1,219)
Net Cash from operating activities	$	(18,648)
Cash Flows from Investing Activities:		
Fixed assets expenditures and intangible	$	0
Net Cash from Investing Activities		0
Cash Flows from Financing Activities:		
Net Cash from Investing Activities		0
Net change in cash and cash equivalents	$	(18,648)
Cash and cash equivalents at beginning of period		43,347
Cash and cash equivalents at end of period	$	24,699
Supplemental disclosures of cash flow information:		
Interest Paid during the period		0
Income taxes (State and Federal)		0

See Accompanying Notes and Accountant's Report

Capital Select Investment Corp.
Statement of Changes in Shareholders' Equity
Year Ended December 31, 2005

Dollars

	Common Stock	Paid In Capital	Accumulated Deficit	Total
Balance, December 31, 2004	$ 2,076,998	$ 458,951	$ (2,415,058)	$ 120,891
Net Gain			12,627	12,627
Balance December 31, 2005	$ 2,076,998	$ 458,951	$ (2,402,431)	$ 133,518

See Accompanying Notes and Accountant's Report

Note 1- Summary of Significant Accounting Policies

Nature of Business: Capital Select Investments Corp. (the Company) is a registered securities broker/dealer and is a member of the National Association of Securities Dealers (NASD). The Company operates from locations in Indiana, and is currently licensed to conduct business in Indiana, Illinois, Kentucky, Florida, New Jersey, Ohio and Pennsylvania. It operates as an introducing broker using the services of other brokers to clear bond and equity transactions and offers fixed and variable annuity investment products from a number of insurance companies.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Recognition: Securities transactions and the related commission revenues and expenses are recorded on trade date.

Statement of Cash Flows: Cash and cash equivalents include cash on deposit at banks. The Company reports net cash flows from the change in its notes payable, which are short term borrowings from its banks.

Note 2- Commitments

The Company's agreement with its clearing broker requires the maintenance of a deposit, with the clearing broker, of at least $15,000. This deposit earns interest and is currently invested in a money market fund of the clearing organization.

Note 3- Amortization

Intangibles are amortized over 15 years using the straight line method.

Note 4-Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater. As of December 31, 2005, the net capital required was $5,000.

Net capital and aggregate indebtedness, changes from day-to-day, but at December 31, 2005, the Company had excess net capital and a net capital requirement of $30,858 and $5,000 respectively. Compliance with the net capital rule can have the effect of restricting the payment of dividends.

Income Taxes
No income taxes have been accrued due to carry forward of losses from prior years.

Note 5-Related Party

Capital Management Advisory Services, Inc. a related party, has agreed to pay for certain fixed and variable expenses of Capital Select Investment Corporation. The separate agreements state that Capital Management Advisory Corp. will not allow the Capital Select Investment Corporation capital to fall below the net capital requirement of NASD. Capital Select Investment Corporation paid Capital Management Advisory Service $ 205,910 during the year ended December 31, 2005.

SUPPLEMENTARY INFORMATION

Capital Select Investment Corp.

Reconciliation of Audited and Unaudited Reports

December 31, 2005

Dollars

Assets	As Reported	Adjustments Debit	Credit	As Audited
Cash	$ 24,674			$ 24,674
Clearing Account	15,000			15,000
Other Receivables	$ 175,485			175,485
Organization Expense	14,399			14,399
Total Assets	$ 229,558			$ 229,558
Liabilities				
Liabilities and Accrued Expense	$ 96,041	Rounding	(1)	$ 96,040
Stockholder Equity				
Common Stock	2,076,998			2,076,998
Paid in Capital	458,951			458,951
Retained Earnings	(2,402,431)			(2,402,431)
Total Equity	$ 133,518			$ 133,518
Total Liabilities and Stockholder-Equity	$ 229,559	$ 0	$ (1)	$ 229,558

See Independent Auditor's Report on Supplemental Information

Capital Select Investments Corp.

Schedule 2

Explanation of Audit Adjustment

	Dollars	
	Debit	Credit

No Adjustment

See Independent Auditor's Report on Supplemental Information

Capital Select Investments Corp.

Reconciliation of Adjusted Net Capital as Reported
Compared to Amount Previously Reported by Broker-Dealer
December 31, 2005

Dollars

	As Reported	Adjustment	As Corrected
Total Ownership	$ 133,518		$ 133,518
Less: Non Allowable	105,886		105,886
Net Capital before Haircuts	27,632		27,632
Haircuts	0		0
Net Capital	27,632		27,632
Less Capital Required Minimum Net Capital Required	6,402		6,402
Net Capital in Excess	21,230		21,230
Total Liabilities	$ 96,040		$ 96,040

Total Aggregate Indebtedness $ 96,040
Minimum required Capital is 6 2/3% of 96042 = 6402

See Independent Auditor's Report on Supplemental Information

Bray & Associates CPA's, LLC
CERTIFIED PUBLIC ACCOUNTANTS

P.O. BOX 5
GREENCASTLE, IN 46135
(765) 653-8448
FAX (765) 653-3559

A. DAVID BRAY, C.P.A.
EDWARD H. HAMMOND

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDIANA CERTIFIED PUBLIC
ACCOUNTANTS SOCIETY

REPORT OF INDEPENDENT AUDITOR'S ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Capital Select Investments Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Capital Select Investments Corp. for the year ended December 31, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

As required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Page 11

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities, in amounts that would be material in relation to the financial statement being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control , including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bray & Associate. CPA's

Bray & Associates CPA's

February 14, 2006